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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Riviera Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

769627100

(CUSIP Number)

Plainfield Asset Management LLC
55 Railroad Avenue
Third Floor
Greenwich, CT 06830
Attention: General Counsel
Telephone: 203-302-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
Attention: Richard Birns
Telephone: 212-446-2300

November 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (this “Amendment”) amends and supplements certain information in the statement on Schedule 13D (the “Initial Statement”) originally filed on August 11, 2008, relating to the shares of Common Stock, par value $0.001 per share (the “Common Shares”), of Riviera Holdings Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, NV 89109.

Item 4.                      Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On November 19, 2008, Master Fund entered into an agreement (the “Agreement”) with the Issuer, pursuant to which the Board of Directors of the Issuer granted to Master Fund and its affiliates and related entities (collectively, the “Investor Group”) a waiver of (a) the provisions of the Issuer’s Articles of Incorporation (the “Articles”) which would, absent such waiver, restrict the voting rights of any person that acquired 10% or more of the outstanding  Common Shares and (b) applicable Nevada law regarding business combinations with interested stockholders, in each case in connection with any potential future acquisition by the Investor Group of Common Shares, which acquisition shall be subject in all cases to any approvals that may be required from the Nevada and Colorado gaming authorities.  In exchange, Master Fund agreed, among other things, that, except in limited circumstances, the Investor Group would not (i) acquire beneficial ownership of the Issuer’s voting securities if, after giving effect to the acquisition, the Investor Group would own more than 15% of the Issuer’s voting securities or (ii) be entitled to vote shares at any meeting of the stockholders of the Issuer (or any action by prior written consent) representing in the aggregate more than the maximum number of the Issuer’s voting securities permitted to be acquired by the Investor Group under the Agreement.  Master Fund further agreed that, except in limited circumstances, until the earliest to occur of (a) the day following the completion of the Issuer’s regularly scheduled annual meeting of stockholders in 2010 and (b) September 1, 2010, it would not solicit proxies with respect to securities of the Issuer or submit a proposal or offer involving a merger, acquisition or other extraordinary transaction.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On November 19, 2008, Master Fund and the Issuer entered into the Agreement.  A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.                      Material to be filed as Exhibits

Item 7 is amended and supplemented to add the following information for updating as of the date hereof:

Exhibit 1                      Agreement, dated November 19, 2008, by and between the Issuer and Master Fund.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:                      November 20, 2008

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

/s/Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with respect to the Common Shares on February 2, 2007 and is incorporated by reference herein.